KRAMER LEVIN NAFTALIS & FRANKEL LLP
Abbe L. Dienstag Phone 212-715-9280 Fax 212-715-8280 adienstag@KRAMERLEVIN.com

May 17, 2012

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission Division of Corporate Finance Office of Chief Counsel 100 F Street, N.E. Washington, D.C. 20549
Re:	Qualstar Corporation

Ladies and Gentlemen:

On behalf of our client BKF Capital Group, Inc., we are today filing with the Securities and Exchange Commission preliminary proxy materials for a Special Meeting of shareholders of Qualstar Corporation requested by BKF to replace the Board of Directors.

Staff  comments, if any, with respect to the BKF materials, may be e-mailed to Greg Heller of BKF at gheller@bkfcapital.com and to me at adienstag@kramerlevin.com.

Sincerely, /s/ Abbe L. Dienstage Abbe L. Dienstag

ALD:ca
Enclosure

cc:           Steven N. Bronson
Greg Heller

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